SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 20)
Under the Securities and Exchange Act of 1934

 Morgan Stanley New York Quality Municipal Securities, Inc.
(IQN)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

61745P528
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2005
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 4 pages)
There are no exhibits.















ITEM 1	Security and Issuer
		Common Stock
		Morgan Stanley New York Quality Municipal Securities, Inc.
		Morgan Stanley Dean Witter Trust
		Harborside Financial Center ? Plaza Two
		Jersey City, NJ   07311-3977
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn Van Degriff, or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years none of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of IQN
		on behalf of accounts that are managed by KIM (?the Accounts?) under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of IQN fit the investment guidelines for various
		Accounts.  Shares have been acquired since December 29, 2000.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 228,515 shares, which represents 5.20% of the outstanding Shares.  George Karpus presently owns 21,180 shares purchased on March 27 & 28, 2001 at $13.00 (4500 shares), June 11 & 20 at $12.85 (3000 shares), August 15 at $13.39 (1500 shares), August 28 at $13.44 (5500 shares), August 8, 2002 at $13.65
(3000 shares), May 5, 2003 at $13.72 (4450 shares), May 29 at $14.07
(550 shares), August 15, 22, & 25 at $13.15 (5000 shares). He sold on
October 28 at $13.84 (400 shares), November 10 at $13.65 (600 shares),
November17 at $ 13.90 (3100 shares), November 19 & 22 at $ 13.78 & $
13.79 (1150 shares), November 23 & 24 at $ 13.79 & 13.80 (150 shares),
September 23, 2005 at $ 13.86 (150 shares), September 28 at $ 13.86 (100 shares). Jo Ann Van Degriff owns 2900 shares purchased on June 29, 2001 at $13.00 (2,000 shares) and May 30, 2003 at $14.14 (1000 shares), May
18, 2005 at a price of $13.50 (1500 shares). She sold on October 28 at $
13.84 (100 shares), November 10 at $13.65 (100 shares), November 17 at
$ 13.90 (350 shares), November 19 & 22 at $ 13.78 & $ 13.79 (200 shares), and September 23, 2005 at $13.86 (50 shares). Karpus
Management Inc. currently owns 2540 shares purchased on February 13 and 17, 2004 at $14.06 (1300 shares), and April 6 & 8 at $13.99 (3200 shares). Shares were sold on October 28 at $ 13.84 (100 shares),
November 10 at $ 13.65 (100 shares), November 17 at $ 13.90 (1350 shares), November 19 & 22 at $ 13.78 & 13.79 (200 shares), and
September 23, 2005 at $ 13.86 (50 shares).  None
of the other Principals presently owns shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on December 29, 2000 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
other than by such open market purchases, during such period.
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
9/20/2005
-790
13.82

10/3/2005
-600
13.87
9/23/2005
-1500
13.86

10/14/2005
-150
13.50
9/28/2005
-700
13.86

10/17/2005
-1265
13.50




10/18/2005
-2300
13.43




10/19/2005
-1000
13.42




10/31/2005
1000
13.30
      The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of IQN
		securities.
ITEM 7	Materials to be Filed as Exhibits
	             Not applicable.

Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.

November 9, 2005 	  	         	           By:________________________
          Date						       Signature
					  	Dana R. Consler, Senior Vice President
            Name/Title